UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities and Exchange Act of 1934

Phantom Fiber Corporation.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

717106207
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 717106207		Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Howard Shapiro

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 3,532,383 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER 300,000 shares
PERSON
WITH	7	SOLE DISPOSITIVE POWER 3,532,383 shares

	8	SHARED DISPOSITIVE POWER 300,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,383 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.56%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

The name of the issuer is Phantom Fiber Corporation

Item 1(b)

The address of the Issuer's principal executive offices is 144 Front St. W., Suite 580, Toronto, ON. M5J 2L7

Tel. Number:  416.703.4007

Item 2(a)

The name of reporting person is:  Howard Shapiro

Item 2(b)

The residence address of the Reporting Person is: 199 Logtown Road, Port Jervis, NJ 12771

Item 2(c)

The citizenship of the reporting Person is:  USA

Item 2(d)

The title of the class of securities is:  Common Stock, $0.001 par value

Item 2(e)

The CUSIP Number of the securities is:  717106207

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person’s is the beneficial owner of 3,832,383 shares, representing 19.56 % of the class of securities.

The Reporting Person has:

(i)

sole power to vote or to direct the vote of:  3,532,383 shares

(ii)

shared power to vote or to direct the vote of:  300,000 shares

(iii)

sole power to dispose or to direct the disposition of: 3,532,383 shares

(iv)

shared power to dispose or to direct the disposition of:  300,000 shares

Item 5

Ownership of Five Percent or Less of Class:  Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:  Not Applicable

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:  Not Applicable

Item 8

Identification and Classification of Members of the Group:  Not Applicable

Item 9

Notice of Dissolution of Group:  Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

Date

/s/ Howard Shapiro

Signature

Howard Shapiro

Name

4